Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104504 on Form S-3; Registration Statement No. 333-106011 on Form S-4; and Registration Statement No. 333-141416 on Form S-3; of our report dated February 22, 2007 (August 7, 2007, as to the classification of PSR Investments, Inc. as a discontinued operation as described in Note 3 and the settlement in principle with the Internal Revenue Service as described in Note 14, and subsequent events described in Note 19) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), appearing in this Current Report on Form 8-K dated August 7, 2007 of Public Service Company of Colorado.

/S/DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
August 7, 2007